Exhibit 99.2

5/18/15

MASTER Q&A

The Transaction

1.	What did ANN announce today?

ANN INC. and ascena retail group, inc. have announced today that they have entered into a definitive merger agreement under which ascena will acquire ANN INC. for a combination of cash and stock in an accretive transaction. Upon closing, ANN INC. stockholders will receive $37.34 in cash and 0.68 of a share of ascena common stock in exchange for each share of ANN common stock. Based upon the closing price of ascena stock on May 15, 2015, this implies a price per share of $47.00, a 21.4% premium over the closing price of ANN shares on Friday, May 15, 2015. At closing, ANN stockholders will own approximately 16% of ascena.

ANN INC.’s Board of Directors unanimously approved the agreement with ascena, which follows an extensive review process undertaken by the Company’s Board of Directors. The process explored a wide range of options reasonably available to the Company in order to enhance stockholder value in the rapidly evolving women’s apparel environment. The review was conducted with the assistance of the Company’s financial advisor, J.P. Morgan, and included evaluating, among other things, continued execution on the Company’s long-term plan as a stand-alone entity, potential transactions with strategic partners and private equity firms, potential acquisition opportunities and potential changes to the Company’s capital structure and payout policy, including expanded share repurchase and/or initiation of a dividend.

The Board unanimously determined that this transaction is in the best interests of our stockholders.

2.	How did you arrive at the purchase price?

The purchase price represents a 21.4% premium over the closing price of ANN shares on Friday, May 15, 2015.

Based on its thorough and wide-ranging review process, the Board determined that the agreement with ascena announced today is in the best interests of ANN INC.’s stockholders. In the merger, each ANN INC. share will be converted into the right to receive $37.34 in cash, providing immediate and certain value, as well as 0.68 of a share of ascena common stock, giving ANN stockholders the opportunity to participate in the upside of the combined company.

3.	Was it an auction process? Who were the other bidders? How many bids were received?

Given the confidential nature of the discussions, it would be inappropriate to comment beyond the fact that the Board undertook a thorough review of options reasonably available to the Company to enhance stockholder value, which included evaluating, among other things, continued execution on the Company’s long-term plan as a stand-alone entity, potential transactions with strategic partners and private equity firms, potential acquisition opportunities and potential changes to the Company’s capital structure and payout policy, including expanded share repurchase and/or initiation of a cash dividend. The Board unanimously concluded that the transaction with ascena is in the best interests of stockholders.

4.	Why a strategic sale?

Based on our Board’s thorough and wide-ranging review process, we are confident that the agreement with ascena announced today is in the best interests of ANN INC.’s stockholders. In the merger, each ANN INC. share will be converted into the right to receive $37.34 in cash, providing immediate and certain value, as well as 0.68 of a share of ascena common stock, giving ANN stockholders the opportunity to participate in the upside of the combined company.

5.	Why not an all-cash offer rather than giving stockholders a portion of the consideration in ascena stock?

Based on its thorough and wide-ranging review process, the Board determined that the agreement with ascena announced today is in the best interests of ANN INC.’s stockholders. ANN stockholders will receive approximately 80% of the purchase price in cash, while also having the opportunity to participate in the upside of the combined company as a result of the stock portion of the purchase price.

6.	Didn’t certain stockholders believe that the Company was worth more than $50 per share?

The Board conducted a thorough review of a wide range of options reasonably available to the Company, and determined that the transaction with ascena is in the best interests of stockholders. ANN stockholders will receive approximately 80% of the purchase price in cash, while also having the opportunity to participate in the upside of the combined company as a result of the stock portion of the purchase price.

7.	What happened to Golden Gate?

Given the confidential nature of the discussions, it would be inappropriate to comment. The Board conducted a thorough review of a wide range of options reasonably available to the Company, and determined that the transaction with ascena is in the best interests of stockholders.

8.	Have you heard from any stockholders since the transaction was announced? What was their reaction?

We don’t comment on our interactions or discussions with individual stockholders.

9.	What are the conditions to closing?

Closing of the transaction is subject to customary conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, as amended, and approval of the merger agreement by the holders of a majority of the outstanding shares of ANN. The transaction does not require approval by ascena stockholders.

10.	Is ANN stockholder approval required?

Yes. ANN stockholders will receive proxy materials shortly, and, given the Board’s conclusion that this transaction with ascena is in the best interest of stockholders, the Board has unanimously recommended that stockholders vote in favor of the transaction.

11.	Is ascena stockholder approval required?

No. There is no requirement for approval by ascena’s stockholders.

12.	Do you anticipate any issues in receiving regulatory approval?

No.

13.	Is there a break-up fee?

Yes, the merger agreement provides for ANN to pay customary break-up fees if the agreement is terminated in specified circumstances.

14.	Is there a go-shop provision?

No. We refer you to the publicly filed agreement.

15.	Do you expect any competing offers to emerge?

We’re not going to engage in speculation on hypothetical situations.

16.	Will executives receive any special compensation package as a result of the sale?

Details about our executives’ compensation packages can be found and will be found in our public filings with the SEC.

17.	How will ANN INC. be integrated into ascena? Will it be a stand-alone business?

ANN will operate as a separate subsidiary under the ascena corporate umbrella. ANN’s senior leadership team is expected to continue to oversee the business.

18.	What will happen to ANN’s Board of Directors?

Following closing of the transaction, ANN will no longer be an independent company and will no longer have shares listed on the NYSE.

Investors

19.	What happens to my holdings of ANN INC. stock?

Upon the closing of the transaction, ANN INC. stock will no longer trade on the NYSE. In the merger, each ANN INC. share will be converted into the right to receive $37.34 in cash, providing immediate and certain value, as well as 0.68 of a share of ascena common stock, giving ANN stockholders the opportunity to participate in the upside of the combined company.

20.	When will ANN INC. stock be delisted?

Upon the closing of the transaction, ANN INC. stock will no longer trade on the NYSE.

21.	Why didn’t the Company announce that it was exploring strategic alternatives? How long has the review process been going on?

The Board has undertaken an extensive review process to explore a wide range of options reasonably available to the Company, in order to enhance stockholder value, with the assistance of the Company’s outside advisor. The Board concluded that the transaction with ascena is in the best interests of our stockholders.

Associates

22.	Why are we selling the Company? Why are we selling to ascena?

Following an extensive review process, our Board of Directors concluded that the transaction with ascena is in the best interests of our stockholders.

Through this transaction, we will become the leading women’s specialty apparel retailer in North America, with a diversified portfolio of brands, a strong operating platform and a powerful financial base. As a member of the ascena family, ANN will be poised to further enhance and grow our business.

23.	What will happen to my job? Will there be layoffs?

First, there will be no changes until after the transaction closes, which is expected to be in the second half of 2015. It is too early to give any specifics on plans following close. But bear in mind that we will operate as a separate subsidiary under the ascena corporate umbrella, and that our objective is to continue to grow our business.

24.	Will stores be closed?

We don’t expect any store closings as a direct result of this transaction. We will continue to pursue our strategy to open stores where it makes sense and to close underperforming stores.

25.	Can you tell me more about ascena?

ascena retail group, inc. (NASDAQ - ASNA), is a leading national specialty retailer of apparel for women and tween girls, operating, through its wholly-owned subsidiaries, the Lane Bryant, Cacique, maurices, dressbarn and Catherines brands. The Company operates over 3,800 stores throughout the United States and Canada, with annualized revenues of $4.8 billion.

26.	Do you expect ANN’s brand positioning, merchandising or product to change in any way as a result of being part of ascena?

ascena was attracted to ANN INC. and was willing to pay a premium for our shares precisely because of our strong and distinctive brands, products and merchandising. There is no question that ascena expects to maintain the quality and specialness of the ANN INC. brands.

27.	Is the sale complete?

No. We expect the transaction to close in the second half of 2015, following satisfaction of the closing conditions, including the receipt of regulatory and stockholder approval.

28.	When will the transaction close? What will happen until then?

The transaction is currently expected to close in the second half of 2015. We anticipate that it will be business as usual prior to and following completion of the transaction.

29.	Will Kay Krill and other ANN INC. managers remain with the Company?

We anticipate that Kay Krill and ANN’s senior leadership team will continue to oversee the business.

30.	What will change under ascena?

Following an extensive review process, our Board of Directors concluded that the transaction with ascena is in the best interests of our stockholders.

Through this transaction, we will become part of the leading women’s specialty apparel retailer in North America, with a diversified portfolio of brands, a strong operating platform and a powerful financial base. As a member of the ascena family, ANN will be poised to further enhance and grow our business.

31.	What are ANN INC.’s plans for the future?

We will continue to execute on our financial plans and our strategic initiatives while identifying new opportunities to grow our business over the long term. The transaction will make us part of a larger organization with a diversified portfolio of brands focused on the women’s apparel market, a strong operating platform and a powerful financial base.

Compensation

32.	Will there be any change in my base compensation?

Prior to the closing of the merger, there will be no changes to your base compensation. In addition, ascena has committed to maintain base compensation for continuing associates that is at least as favorable as that currently provided to associates for one year following the closing of the merger.

33.	What happens to the OVATION Plan? Will I still be eligible for my Encore! bonuses or other recognition awards under the Plan?

Until the closing date, it’s business as usual: all components of the OVATION Plan will remain unchanged and you will continue to receive awards earned under the Plan. In addition, ascena has committed to maintain cash bonus opportunities that are at least as favorable as those currently offered to associates for one year following the closing of the merger.

34.	What happens to STIP for this season?

Within 30 days of the closing of the transaction, you will receive a payment equal to your seasonal target for the season in which the closing occurs, prorated based on the number of days in the season that have elapsed as of the closing date of the merger.

35.	Will the STIP continue after the transaction is complete?

ascena has committed to maintain cash bonus opportunities for continuing associates that are at least as favorable as those currently offered to associates for one year following the closing of the merger.

36.	What happens after the year?

After the first anniversary of the closing, compensation and benefits programs will be determined by ascena.

37.	Will ascena maintain the current associate benefits offered by ANN?

Until the closing date, there will be no changes to the current associate benefits offered by ANN. In addition, ascena has committed to maintain a package of associate benefits for continuing associates that is substantially equivalent in the aggregate to that currently offered for one year following the closing of the merger.

38.	Will I continue to receive my Associate Discount?

Until the closing date, it’s business as usual: you will still receive your Associate Discount on our merchandise.

39.	Will my PTO or holiday calendar change?

Until the closing date, there will be no changes to the current associate benefits offered by ANN. In addition, ascena has committed to maintain a package of associate benefits for continuing associates that is substantially equivalent in the aggregate to that currently offered for one year following the closing of the merger.

40.	Will the 401(k) Plan’s company matching formula change?

No, until the closing date, the 401(k) matching formula will remain unchanged. In addition, ascena has committed to maintain a package of associate benefits for continuing associates that is substantially equivalent in the aggregate to that currently offered for one year following the closing of the merger.

41.	What happens to these benefits after the year?

After the first anniversary of the closing, compensation and benefits programs will be determined by ascena.

42.	I currently own ANN INC. stock in my 401(k) account. What will happen to my shares?

Under the terms of the merger agreement, the 401(k) plan will terminate immediately prior to the merger. Your 401(k) account, including any shares of ANN INC. will be distributed to you. You may elect to rollover any distributions from your ANN INC. 401(k) account into a 401(k) account sponsored by ascena. In any event, under the merger agreement, each share of ANN INC. stock (including shares of ANN INC. stock held through your ANN INC. 401(k) account) will be converted into the right to receive (i) .68 of a share of ascena common stock, (ii) $37.34 in cash, without interest, and (iii) a cash payment in respect of any fractional shares of ascena stock you may be entitled to.

43.	I currently participate in the Associate Discount Stock Purchase Plan (ADSPP) and own shares of ANN INC. stock. What will happen to my shares?

Under the merger agreement, each share of ANN INC. stock (including shares of ANN INC. stock purchased during the quarterly purchase scheduled for June 30, 2015) will be converted into the right to receive (i) .68 of a share of ascena common stock, (ii) $37.34 in cash, without interest, and (iii) a cash payment in respect of any fractional shares of ascena stock you may be entitled to.

44.	I currently participate in the ADSPP and own shares of ANN INC. stock. Will the next quarterly purchase scheduled for June 30, 2015 still occur?

Yes, funds contributed to the ADSPP between April 1, 2015 and June 30, 2015 (the current purchase period) will be used to purchase ANN INC. shares. You will receive a refund for any contributions not used to purchase shares in accordance with the terms and conditions of the ADSPP. The price of the stock will be the lower of: 85% of the fair market value of the stock on April 1, 2015, or 85% of the fair market value of the stock on June 30, 2015. In the ADSPP, “fair market value” means, as of any given date, the closing price of the Company’s common stock on the New York Stock Exchange (“NYSE”) on the trading day immediately preceding such date. For example, the fair market value of the stock on April 1, 2015, the first day of the purchase period, will be the closing price of the common stock on March 31, 2015, which is the immediately preceding trading day.

45.	Is the ADSPP still in effect? Will it be offered after ANN INC. is sold?

The ADSPP will continue in effect through the current purchase period and will be suspended thereafter. No new participants are permitted to join the current ADSPP purchase period in progress and no participant is permitted to increase his or her elections for the current purchase period. You can withdraw from the plan at any time as stated in the plan document.

46.	When will my contributions to the ADSPP stop?

Your ADSPP contributions will end with the earlier of your last paycheck in June and your last paycheck prior to the closing. All contributions will stop beginning on the earlier of the closing and July 1, 2015.

47.	Will I able to enroll in the ADSPP with the next quarterly open enrollment scheduled for June 1 through June 15?

No, participation in the ADSPP is no longer permitted.

Supplemental FAQs for VPs & Above

48.	What happens to Restricted Cash for this season?

Within 30 days of the closing of the transaction, you will receive a payment equal to your seasonal target for the season in which the closing occurs, prorated based on the number of days in the season that have elapsed as of the closing date of the merger.

49.	Will the Restricted Cash Plan continue after the transaction is complete?

ascena has committed to maintain cash bonus opportunities for continuing associates at a level that is no less favorable than that currently offered to associates for one year following the closing of the merger.

50.	What happens after the year?

After the first anniversary of the closing, compensation and benefits programs will be determined by ascena.

51.	What happens to the Restricted Cash I currently have banked from the years?

Banked amounts under the Long-Term Restricted Cash Program for fiscal years 2012 through 2014 will be paid within 30 days following the closing of the merger. If the closing of the merger occurs on or after August 2, 2015, you will also receive a payment equal to the banked amount for fiscal 2015, as determined by ANN INC. in good faith immediately prior to the closing of the merger.

52.	I currently participate in the Deferred Compensation Plan. Will this Plan continue to be available to me?

No, the Deferred Compensation Plan will no longer be available after ascena completes the merger of ANN INC. All current contribution elections will be stopped after the closing date.

53.	I have a balance in the Deferred Compensation Plan. Will I be able to maintain my account?

No, per the terms of the Plan document, all account balances will be distributed upon ascena’s merger of ANN INC. Once ascena completes the merger of ANN INC., distributions will be made via payroll as soon as administratively practicable.

54.	Is my Deferred Compensation Plan account eligible for rollover into the 401(k) or my own IRA?

No, since this is a non-qualified plan, it is not eligible for rollover into a qualified plan. The amount distributed will be added to your 2015 earnings and taxed as ordinary income.

55.	I use the PCRA investment option in my Deferred Compensation Plan? Can I take a distribution in-kind instead of cash?

No, your PCRA positions must be liquidated to make the distribution.

56.	I currently have outstanding Stock Options. What happens to those Options?

Under the merger agreement, each outstanding stock option (whether vested or unvested) will become fully vested as of the closing of the merger and be cancelled and converted into the right to receive the merger consideration in respect of each net share covered by such option, after taking into account the option exercise price. The merger consideration is equal to $37.34 in cash and 0.68 of a share of ascena common stock. The Company or one of its subsidiaries will pay this amount, less such amounts as are required to be withheld or deducted under federal, state, local or foreign tax law, within three business days following the closing.

57.	What happens to my currently unvested Restricted Stock (time or performance-vesting)?

Under the merger agreement, each unvested restricted share will become fully vested as of the closing of the merger (with any performance-based vesting conditions deemed satisfied at “target” levels) and be cancelled and converted into the right to receive $37.34 in cash and 0.68 of a share of ascena common stock. The Company or one of its subsidiaries will pay this amount, less such amounts as are required to be withheld or deducted under federal, state, local or foreign tax law, within three business days following the closing.

Clients

58.	How does the sale affect me as a client of ANN INC.?

It’s business as usual! Our clients can continue to expect the same great fashion, high level of service and seamless shopping experience. Of course, we are always looking to raise the bar higher – so if anything we hope to get only better!

59.	Is there a chance my local store may close?

Evolving the store fleet is an ongoing process for any retailer, and we regularly review our store portfolio. If your local store does ever close, we hope you will continue to shop with us at another location or online.

60.	I have an Ann Taylor/LOFT credit card. Will there be any change as a result of the sale?

It’s business as usual, and you can continue to use your card as always.

61.	Do you expect ANN’s brand positioning, merchandising or product to change in any way as a result of being part of ascena?

ascena was attracted to ANN INC. precisely because of our strong and distinctive brands, products and merchandising. There is no question that ascena expects to maintain the quality and specialness of the ANN INC. brands.

Vendors

62.	Will this mark a shift in any of ANN INC’s vendor needs?

Over the longer term, we hope for the positive! As a member of the ascena family, we will be poised to further enhance and grow our business. We will continue to pursue new opportunities to increase our sales and expand our market share.

63.	Do you expect any changes in your vendor base as a result of the transaction?

In the near term, it’s business as usual. Of course, we will continue to evaluate our vendor partnerships, as we always do, over the longer term.

64.	Will there be personnel changes within ANN? Will my primary point of contact change?

It’s business as usual at ANN INC.! If there are changes in the future, we will, of course, let you know.

65.	Will your product mix change as a result of this announcement?

It’s business as usual at ANN INC.! We expect to continue with our current strategies and, as always, to make our assortment better and better. One of the reasons that ascena was attracted to us is the strength of our brands and our offering. We are committed to maintaining that specialness.

66.	When will the transaction close?

We will work to complete the transaction as soon as possible. We currently anticipate it will close in the second half of 2015.

Landlords

67.	What does this mean for me as a landlord?

It is business as usual at ANN INC.! We expect to operate as a separate subsidiary and to continue with our current strategies. We are focused on continuing to grow the business over the long term.

68.	Will ANN INC. be closing any stores? This store?

As a retailer, we are continually evaluating our store portfolio. This will, of course, continue, especially in light of the current environment. Over the past several years, we have closed many underperforming locations, but, of course, evolving the store fleet is an ongoing process for any retailer.

69.	Will there be personnel changes within ANN? Will my primary point of contact change?

It’s business as usual at ANN INC.! If there are changes in the future, we will, of course, let you know.

70.	When will the transaction close?

We will work to complete the transaction as soon as possible. We currently anticipate it will close in the second half of 2015.

Additional Information and Where to Find It

In connection with the proposed transaction, ascena intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of ANN INC. (“ANN”) that also constitutes a prospectus of ascena. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ascena by contacting ascena Investor Relations at (551) 777-6895, or by e-mail at asc-ascenainvestorrelations@ascenaretail.com. Investors and security holders may obtain free copies of the documents filed with the SEC by ANN by contacting ANN Investor Relations at (212) 541-3445, or by e-mail at investor_relations@ANNinc.com.

ascena and ANN and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about ascena’s directors and executive officers is available in ascena’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on November 3, 2014. Information about directors and executive officers of ANN is available in the proxy statement for the 2015 Annual Meeting of Stockholders of ANN filed with the SEC on April 2, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ascena or ANN using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ascena and ANN operate and beliefs of and assumptions made by ascena management and ANN management, involve uncertainties that could significantly affect the financial results of ascena or ANN or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving ascena and ANN, including future financial and operating results, the combined company’s plans, objectives, ratings, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, integrating ascena and ANN, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the Merger and the timing of the closing of the Merger; the ability to obtain requisite regulatory approvals; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; negative rating agency actions; and those additional risks and factors discussed in reports filed with the SEC by ascena and ANN from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither ascena nor ANN undertakes any duty to update any forward-looking statements contained herein.